SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2013

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

FOURTH QUARTER AND FULL YEAR 2012 RESULTS

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7758-5838
vfueyo@homex.com.mx
Erika Hernández
Investor Relations Manager
+5266-7758-5800 ext.5852
erika.hernandez@homex.com.mx

HOMEX REPORTS 4Q12 AND FULL YEAR 2012 EARNINGS RESULTS

Total Revenue Growth of 21.5 Percent for the Fourth Quarter of 2012 and Full Year 2012 Growth of 30.5 Percent.

Culiacan Mexico, February 26th, 2013—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Fourth Quarter and Full Year ended December 31, 2012 (1).

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, the Company has adopted  IFRS as issued by the International Accounting Standards Boards (“IASB”). Please refer to page 30  for a detailed description of the transition.

Financial Highlights

  Total revenue for the fourth quarter of 2012 increased 21.5 percent to Ps.7.9 billion (US$614 million) from Ps.6.6 billion (US$505 million) for the same period in 2011.  Housing revenues were Ps.5.7 billion (US$439 million), a decline of 4.4 percent compared to Ps. 5.9 billion (US$459 million) during the fourth quarter of 2011.
  For the full year 2012, total revenues rose 30.5 percent to Ps.28.5 billion (US$2.2 billion) from Ps.21.8 billion (US$1.7 billion) in 2011.  Total housing revenue for the full year 2012 decreased 6.5 percent to Ps.18.9 billion (US$1.4 billion) from Ps.20.2 billion (US$1.5 billion) during the same period of 2011. The Company’s operations during the quarter and year were affected by 1) the uneven allocation of subsidies between vertical and horizontal home construction, 2) changes in the subsidy program affecting pricing dynamics, 3) additional requirements for mortgage originations with INFONAVIT and FOVISSSTE, 4) inherent effect from the government transition during the last quarter.

  During the quarter, in accordance with IFRS, the Company decided not to consolidate results of its penitentiary project located in Chiapas. As a result of this decision, during the quarter Homex had a negative contribution from penitentiary revenues.  In contrast, revenues from infrastructure increased significantly to Ps.3.9 billion, as the construction services related to the Chiapas Project were recognized in this line.
  For the year, revenues from  Penitentiary Projects were Ps.3.8 billion, reflecting the contribution from the Morelos project. During the quarter,  due to the effects of the government transition, the issuance of Certificates of  Construction Completion (CAAPS) was delayed  affecting the Company’s ability to draw down on the Banobras loan.
  Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.491.9 million (US$37.9  million), a 63.3 percent decrease from the Ps.1,339.1 million (US$103.1  million) during the same period in 2011. Adjusted EBITDA margin for the recent quarter was 6.2 percent compared to 20.4 percent during the same period of 2011. The decline in the quarter mainly reflects the accounting effect resulting from the Company’s decision not to consolidate the Chiapas project.

(1) Unless otherwise noted, all monetary figures in the tables are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS). Fourthquarterand Full Year2012  and 2011 figures are presented without recognizing the effects of inflation per the application of IAS-29“Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.12.9880per US$1.00. Fourthquarter and Full Year2012 and 2011 financial information is unaudited and subject to adjustments.

Percentageofchange expressed in basis points areprovided for the convenience of the reader. Basis points figures may not match, due to rounding.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	2

•           As of December 31, 2012 and on a consolidated basis, Homex generated  negative FCF of Ps.6.4 billion which was driven by the increase in  accounts receivable from Mexico’s housing division as well as from the recognition of the construction in progress (as AR) from the penitentiary project of Morelos.  Homex FCF without the Federal Penitentiary and adjusted for FX was negative at Ps.3.0 billion. On a quarterly basis, Homex FCF without the Federal Penitentiaries was negative at Ps.2.4 billion for the fourth quarter from negative Ps.522 million for the third quarter.

FINANCIAL AND OPERATING HIGHLIGHTS					Twelve-Months
Thousands of pesos	4Q'12 Thousands U.S dollars (Convenience Translation)	4Q'12 Thousands of pesos	4Q'11	Chg % and bps	2012 Thousands U.S Dollars (Convenience Translation)	2012	2011	Chg % and bps
Volume (Homes)	13,919	13,919	15,345	-9.3%	46,357	46,357	52,486	-11.7%
Revenues	$614,255	$7,977,950	$6,566,146	21.5%	$2,196,304	$28,525,602	$21,853,279	30.5%
Housing revenues	$438,830	$5,699,530	$5,961,536	-4.4%	$1,454,333	$18,888,883	$20,209,967	-6.5%
Cost	$575,401	$7,473,302	$5,016,465	49.0%	$1,731,097	$22,483,483	$15,814,910	42.2%
Capitalization of Comprehensive Financing Costs (CFC)	$31,211	$405,364	$373,514	8.5%	$96,705	$1,256,003	$1,048,918	19.7%
Gross profit	$38,855	$504,647	$1,549,680	-67.4%	$465,208	$6,042,119	$6,038,369	0.1%
Gross profit adjusted for capitalization of CFC	$70,066	$910,011	$1,923,195	-52.7%	$561,913	$7,298,122	$7,087,287	3.0%
Operating income	-$2,322	-$30,157	$829,573	-103.6%	$275,149	$3,573,629	$3,263,440	9.5%
Operating income adjusted for capitalization of CFC	$28,889	$375,207	$1,203,087	-68.8%	$371,853	$4,829,632	$4,312,358	12.0%
Interest expense, net (a)	$34,346	$446,092	$319,785	39.5%	$112,342	$1,459,101	$1,244,543	17.2%
Net income	-$16,005	-$207,874	$55,592	-473.9%	$121,881	$1,582,991	$1,079,535	46.6%
Net Income adjusted for FX	-$4,646	-$60,337	$153,255	-139.4%	$131,880	$1,712,860	$1,644,881	4.1%
Adjusted EBITDA (b)	$37,872	$491,885	$1,339,092	-63.3%	$404,627	$5,255,292	$4,724,029	11.2%
Gross margin	6.3%	6.3%	23.6% -	1,728	21.2%	21.2%	27.6% -	645
Gross margin adjusted for capitalization of CFC	11.4%	11.4%	29.3% -	1,788	25.6%	25.6%	32.4% -	685
Operating margin	-0.4%	-0.4%	12.6% -	1,301	12.5%	12.5%	14.9% -	241
Operating margin adjusted for capitalization of CFC	4.7%	4.7%	18.3% -	1,362	16.9%	16.9%	19.7% -	280
Adjusted EBITDA margin	6.2%	6.2%	20.4% -	1,423	18.4%	18.4%	21.6% -	319
Net Income margin adjusted for FX	-0.8%	-0.8%	2.3% -	309	6.0%	6.0%	7.5% -	152
Earnings per share in Ps.		-0.62	0.17			4.73	3.22
Earnings per share in Ps. adjusted for FX		-0.18	0.46			5.12	4.91
Earnings per ADR presented in US$ (c)	-0.29		0.08		2.18		1.49
Earnings per ADR presented in US$ adjusted for FX	-0.08		0.21		2.36		2.27
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7		334.7	334.7	334.7
Accounts receivable days (d)						85	36
Inventory days						621	696
Inventory (w/o land) days						428	440
Accounts payable days ( e)						88	98
Working Capital Cycle (WCC) days (f)						619	634

a)   Including interest expense recognized in Cost of Goods Sold  ( COGS ) andComprehensive Financing Costs(CFC); not including interest expense from the penitentiary construction projects.

b)   Adjusted EBITDA is not a financial measure computed under IFRS. Adjusted EBITDA as derived from IFRS financial information means net income, plus (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, including CFC, capitalized to land balances, that is subsequently charged to cost of sales and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for  a reconciliation of net income to Adjusted EBITDA for the fourth quarter and full year 2012 and 2011.

c)   US$ values estimated using an exchange rate of Ps.12.9880 per US$1.00 as of December 31, 2012.  Common share/ADR ratio: 6:1.

d)   Accounts receivable not including receivables from the penitentiary construction projects

e)   Due to the Company’s decision not to consolidate the Chiapas Penitentiary Project the Company is also not recognizing the previously recognized Account Payable of  Ps. 1.1 billion in relation to the acquisition of the equity stake at that federal penitentiary, even though the Company still has the commitment to acquire it. Previous periods are comparable as this payment has been excluded from the WCC calculations.

f)    WCC computation based on LTM COGS under IFRS and not including COGS and revenues from the penitentiary construction projects.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	3

Commenting on fourth quarter and full year results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

“The year 2012 was challenging and the last quarter was no exception. Throughout the year, we faced a number of challenges which are a reflection of the continuing evolution of the housing industry in Mexico into one that is more supportive of better planned communities that provide for a better quality of life for Mexican families. We are happy to be an integral part of this positive transition, despite its initial negative financial effect, as we are convinced that this is the right path for long term positive performance of the housing industry in Mexico and we are confident that, at Homex, we have made the right decisions to ensure a profitable long-term future focused on positive Free Cash Flow generation.

We are also confident that the new Federal Government administration will continue to be supportive of the housing industry as demonstrated by the National Housing Policy recently announced, which we anticipate will provide  greater support to higher density projects, which is a competitive strength for Homex and accordingly, an area in which we will continue to be a key player.

In regard to our Infrastructure Division and Prison Projects, we remain confident that both will be a key long- term asset for Homex that will provide significant  added value to our business strategy. Today, we already have new contracts to execute construction works in addition to the Federal Penitentiaries. This also adds strategic value and business line diversification for Homex, and contributes to the Company’s positive long-term  outlook.

Overall, despite the lower than anticipated results, I am confident about Homex and our future, and that we will continue working to deliver positive results in each of our Four Divisions.”

Operating Results

Titled volume.  During the fourth quarter of 2012, titled home volume totaled 13,919 homes, a decrease of 9.3 percent compared to the fourth quarter of 2011, mainly driven by an 11.2 percent decline in Middle income homes and a 7.7 percent decline in Affordable Entry-level (AEL) collected units in Mexico; reflecting the industry’s challenges in relation to collection procedures faced through the quarter.

During the fourth quarter of 2012, homes sold in the AEL segment in Mexico accounted for 12,557 or 90.2 percent of total titled volume compared to 13,605 or 88.7 percent for the same period in the previous year.  Middle-income volume in the fourth quarter of 2012 decreased 11.2 percent to 1,280 homes from 1,442 homes during the fourth quarter of 2011. Middle income volume represented 9.2 percent of total titled volume during the fourth quarter of 2012 compared to 9.4 percent represented by this segment during the fourth quarter of 2011.

During the fourth quarter of 2012, the Company’s AEL homes titled in Brazil totaled 82 units compared to 298 units titled during the fourth quarter of 2011. During the fourth quarter of 2012, homes titled in Brazil represented 0.6 percent of Homex’ total number of homes titled.

VOLUME
	4Q'12	% of Total	4Q'11	% of Total	Change 4Q12 / 4Q11	2012	% of Total	2011	% of Total	Change 12/11
Mexico
Affordable-Entry (from 2 to 11 times MW*)	12,557	90.2%	13,605	88.7%	-7.7%	41,598	89.7%	47,869	91.2%	-13.1%
Middle income (above 11 times MW*)	1,280	9.2%	1,442	9.4%	-11.2%	4,510	9.7%	3,552	6.8%	27.0%
Total Mexico	13,837	99.4%	15,047	98.1%	-8.0%	46,108	99.5%	51,421	98.0%	-10.3%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	82	0.6%	298	1.9%	-72.5%	249	0.5%	1,065	2.0%	-76.6%
Total volume	13,919	100.0%	15,345	100.0%	-9.3%	46,357	100.0%	52,486	100.0%	-11.7%

*Minimum Wage

Note: The Company categorized its products sold during the quarter according to the price ranges presented above

Note: Volume figures as of the fourth quarter of 2011 re-stated consistent with 2011 audited figures

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	4

For the full year 2012, titled volume totaled 46,357 homes, an 11.7 percent decrease from the 52,486 units titled during 2011. Affordable entry-level volume in Mexico decreased by 13.1 percent in 2012 representing 89.7 percent of total titled volume. Middle-income titled volume increased 27.0 percent compared to the 2011 level reflecting mortgage availability through FOVISSSTE and commercial banks. For the full year 2012, the Company’s homes titled in Brazil totaled 249 units or 0.5 percent of total titled units during the year, a 76.6 percent decrease from the 1,065 units titled during 2011.

The average price for all titled homes during the fourth quarter of 2012 was Ps.409 thousand, an increase of 5.4 percent when compared to the fourth quarter of 2011. Homex’s average price increase was mainly driven by an 11.2 percent price increase in Middle income units in Mexico. The average price for AEL units in Mexico increased 6.2 percent to Ps.358 thousand from Ps.337 thousand during the same period of 2011. The average price for the middle-income segment increased to Ps.907 thousand compared to Ps.816 thousand during 4Q11. When compared to the third quarter of 2012, Homex’s average price in the Middle income segment remained unchanged.  Homex’ average price in both segments reflects the Company’s strategy to actively respond to demand trends, mortgage availability, and market opportunities in Mexico.

In the fourth quarter of 2012, the average price for homes titled in Brazil was Ps.514 thousand, a decrease of 22.5 percent when compared to the fourth quarter of 2011.  During the quarter, the Company continued to focus on a product offering for families who earn between 3 to 6 times the minimum wage, aligned with the mortgage program Minha Casa Minha Vida, administered by the Caixa.

AVERAGE PRICE
Thousands	4Q'12	4Q'11	Change 4Q12 / 4Q11	2012	2011	Change 12 / 11	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$358	$337	6.2%	$353	$342	3.3%	$204	$560
Middle income (above 11 times MW*)	$907	$816	11.2%	$904	$918	-1.5%	$561	$1,500
Average price for all homes in Mexico	$409	$383	6.7%	$421	$394	6.9%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	$514	$664	-22.5%	$527	$562	-6.2%	$450	$978
Average price for all homes	$409	$389	5.4%	$407	$385	5.8%

*Minimum Wage

For the full year 2012, the average price for all Homex titled homes was Ps.407 thousand, an increase of 5.8 percent when compared to 2011. Prices in the AEL segment were  stable for the year 2012, increasing 3.3 percent to Ps.353 thousand from Ps.342 thousand during 2011.  Middle-income segment´s prices decreased 1.5 percent in 2012 to Ps.904 thousand from Ps.918 thousand during 2011.

For the full year 2012, the average price for homes titled in Brazil was relatively stable at Ps.562 thousand when compared with Ps.527 thousand during 2011.

Mortgage financing. For the fourth quarter of 2012, the main sources of mortgage financing for the Company’s housing customers continued to be INFONAVIT and FOVISSSTE, which accounted for 76 percent of the total mortgage financing sources for Homex customers. During the fourth quarter of 2012, 43 percent of the Company’s titled homes were financed through INFONAVIT.  At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 33 percent of total titled units. During the fourth quarter, titled units in Brazil, which are financed through the Caixa, represented 0.6 percent of total titled units.  Importantly, the Company has continued to find alternative sources of financing for low income customers, through state housing funds as well as financing for the AEL and middle-income segment with commercial banks.  During the fourth quarter, 23 percent of Homex customers received financing from commercial banks and other state housing funds.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	5

On an accumulated basis for 2012, 43 percent of the Company’s titled units were financed through INFONAVIT. Units titled through FOVISSSTE represented 33 percent, while other sources of financing including commercial banks and other state housing funds represented 23 percent. During the year the Company pursued opportunities to originate mortgage financing with state housing funds and commercial banks for its AEL customers. Titled units through the Caixa in Brazil represented 0.5 percent of all mortgages financed through Homex in 2012.

Geographic Footprint.

Homex had operations in 35 cities and 22 states across Mexico and in two cities and two states in Brazil, as of December 31, 2012.

Homex has continued witnessing reduced competition from small and medium sized homebuilders who presumably have continued to experience financing constraints, in addition to new barriers of entry that have been created by the Mexican housing industry with its focus with better planned communities by increasing projects density through vertical prototypes, which requires a higher level of specialization and technology.

In Brazil, during the quarter and full year, Homex continued to limit its activities to its operations at Campo Grande and Marilia, in line with the Company’s decision to reduce its rate of investment in the country.

Financial Results

Revenues increased 21.5 percent in the fourth quarter of 2012 to Ps.7,977.9 million from Ps.6,566.1 million in the same period of 2011. Total housing revenues (including the Company’s operations in Brazil) in the fourth quarter of 2012 decreased 4.4 percent compared to the same period of 2011, driven by volume declines in the Company’s operations in Mexico and Brazil.

During the fourth quarter of 2012, Homex revenues from its Mexico operations accounted for Ps.6,282.6 million, a 2.8 percent increase when compared to the same period of last year. AEL revenues declined by 2.0 percent to Ps.4,496.1 million compared to Ps.4,587.8 million during the same period a year ago. Middle-income level revenues decreased 1.3 percent to Ps.1,161.2 million from Ps.1,175.9 million during the same period in the previous year. Other revenues increased by 79.2 percent to Ps.625.2 million from Ps. 348.9 million during the fourth quarter of 2011, mainly due to the sale of land and commercial spaces at Homex housing developments.

As of December 31, 2012 Homex’ vertical product offering under construction represented 55 percent of total units under construction, compared to 50 percent at September 30, 2012.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	6

Homex’ revenues from its International Division (operations in Brazil) of Ps.42.1 million during the fourth quarter of 2012 represented a decrease of 78.7 percent when compared to Ps.197.7 million during the fourth quarter of 2011. The shortfall in revenues during the fourth quarter in Brazil reflects the continued administrative delays and challenges encountered mainly in the titling processes. At the same time the Company has reduced its investments in construction in progress to reduce capital investments, thus also reducing its level of homes under construction and potential growth.

During the fourth quarter of 2012, revenues from Homex’ Infrastructure Division, excluding revenues from the  federal penitentiary, totaled Ps.3.9 billion, compared to Ps.126.0 million during the fourth quarter of 2011.  During the quarter, the Company did not consolidate penitentiary revenues from the Chiapas projects. The Company recognized  revenues from construction services related to the Chiapas project on a percentage of completion method as  revenues from Infrastructure, as “Homex Infraestructura” ( a subsidiary of Homex) is subcontracted as the construction company for the project.

As a result of these accounting changes, during the quarter Homex had a negative contribution from the penitentiaries and a significant increase in revenues from infrastructure to Ps.3.9 billion. On an accumulated basis, using the percentage of completion accounting method through December 31, 2012, approximately 80 percent of these projects are completed.  During the quarter as a result of the government transition effect, the issuance of Certificates of Construction Completion (CAAPS) was delayed, affecting Homex’s ability to draw on its Banobras loan.

During the fourth quarter of 2012, as a percentage of total revenues, revenues from Homex’s Mexico Division represented 78.7 percent compared to 93.1 percent during the fourth quarter of 2011.  Homex’ Infrastructure Division, represented 2.8 percent of total fourth quarter  2012 revenues compared to 1.9 percent during the same period of 2011.  Brazil represented 0.5 percent of total revenues during the fourth quarter of 2012 compared to 3.0 percent during the fourth quarter of 2011.

REVENUE BREAKDOWN
Thousands of pesos	4Q'12	% of Total	4Q'11	% of Total	Change 4Q12 / 4Q11	2012	% of Total	2011	% of Total	Change 12 / 11
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$ 4,496,095	56.4%	$ 4,587,817	69.9%	-2.0%	$ 14,678,449	51.5%	$ 16,351,273	74.8%	-10.2%
Middle income (above 11 times MW*)	$ 1,161,253	14.6%	$ 1,175,996	17.9%	-1.3%	$ 4,079,175	14.3%	$ 3,260,016	14.9%	25.1%
Total Mexico Housing Revenues	$ 5,657,348	70.9%	$ 5,763,813	87.8%	-1.8%	$ 18,757,624	65.8%	$ 19,611,289	89.7%	-4.4%
Other Revenues Mexico	$ 625,243	7.8%	$ 348,924	5.3%	79.2%	$ 672,349	2.4%	$ 657,105	3.0%	2.3%
Total Mexico Revenues	$ 6,282,591	78.7%	$ 6,112,737	93.1%	2.8%	$ 19,429,973	68.1%	$ 20,268,394	92.7%	-4.1%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$ 42,182	0.5%	$ 197,724	3.0%	-78.7%	$ 131,259	0.5%	$ 598,678	2.7%	-78.1%
Total Housing Revenues	$ 5,699,530	71.4%	$ 5,961,536	90.8%	-4.4%	$ 18,888,883	66.2%	$ 20,209,967	92.5%	-6.5%
Infrastructure revenue	$ 3,860,613	48.4%	$ 126,013	1.9%	2963.7%	$ 5,163,835	18.1%	$ 856,535	3.9%	502.9%
Infrastructure construction projects	$ 219,575	2.8%	$ 126,013	1.9%	74.2%	$ 1,522,797	5.3%	$ 856,535	3.9%	77.8%
Federal Penitentiary (Chiapas) recognition¹	$ 3,641,038	45.6%	$ -	0.0%	N/A	$ 3,641,038	12.8%	$ -	0.0%	N/A
Federal Penitentiaries Projects revenue	-$2,207,437	-27.7%	$ 129,672	2.0%	-1802.3%	$ 3,800,535	13.3%	$ 129,672	0.6%	2830.9%
Total Revenues	$ 7,977,950	100.0%	$6,566,146	100.0%	21.5%	$ 28,525,602	100.0%	$ 21,853,279	100.0%	30.5%

*Minimum Wage

Note: Mexico’s revenue breakdown by division for the fourth quarter of 2011 and twelve-months accumulated as of 2011 are re-stated consistent with 2011 audited figures
1 Due to the Company’s decision not to consolidate the Chiapas Federal Penitentiary, Homex recognized construction services as infrastructure revenue due to the fact that Homex Infraestructura is subcontracted as the construction company.

For the full year 2012, revenues increased 30.5 percent to Ps.28,526 million from Ps.21,853 million in 2011, (please see “Guidance ” section below in this report for comparison clarifications). The result is mainly driven by  a slower progress in construction  at the Morelos Penitentiary project, as well as lower  housing revenues from Mexico and Brazil. Total housing revenues (including the Company’s operations in Brazil) in 2012 decreased 6.5 percent, mainly driven by a 10.2 percent decline within the Affordable Entry- Level segment from the Company’s Mexico Division. The Middle-income segment represented 21.6 percent of total housing revenues in 2012 compared to 16.1 percent in 2011 mainly as a result of volume growth of 25.1 percent within the segment.  The Company’s operations during the quarter and year were affected by 1) the uneven allocation of subsidies between vertical and horizontal housing construction, 2) changes in the subsidy program affecting pricing dynamics, 3) additional requirements for mortgage origination with INFONAVIT and FOVISSSTE, 4) inherent effects from the government transition during the last quarter

Revenues from Brazil represented 0.5 percent of total revenues during 2012 compared to 2.7 percent during 2011, as the Company continued to face critical bottlenecks in the titling process at the same time that, to protect cash generation, Homex continued to curtail investments in construction, thereby reducing the pipeline of homes under construction.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	7

For the year, revenues from Penitentiaries were Ps.3.8 billion only reflecting the contribution from the Morelos project.

Gross profit margin decreased to 6.3 percent in the fourth quarter of 2012 compared to 23.6 percent in the same quarter of 2011.  Beginning January 1, 2012, as the Company implemented IFRS, and pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense. Under MFRS 14, these foreign-exchange differences were capitalized in full, regardless of their nature.

During the fourth quarter of 2012, capitalized interest expense was Ps.402.3 million a 7.1 percent increase when compared to Ps.375.4 million during the fourth quarter of 2011.

On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012), Homex’ gross profit margin for the quarter would have been 11.4 percent as compared to 29.3 percent during the same period in 2011. The margin decline was mainly as a result  of lower margins from the Infrastructure division and Penitentiary  projects, since from the Chiapas project Homex is only recognizing the services of construction where Homex as the subcontracted construction company has an 8 percent interest. At the same time, the lower margin was also affected  by the Company’s operations at Brazil.

For the twelve months ended December 31, 2012, gross profit was Ps.6,042.1 million from Ps.6,038.3 million in 2011. As a percentage of total revenues, gross profit decreased 645 bps to 21.2 percent during 2012 compared to 27.6 percent in 2011. On a pro forma basis (without considering the application of IAS 23 in 2011 and 2012) Homex’ gross margin for the year was 25.6 percent, compared to 32.4 percent in the same period of last year.

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the fourth quarter of 2012 decreased 426 bps to 6.7 percent from 11.0 percent for the fourth quarter of 2011. The improvement in SG&A margin reflects continued efficiencies generated in Homex’ housing divisions.

For the full year 2012, total SG&A as a percentage of total revenues, decreased 404 bps to 8.7 percent from 12.7 percent for full year 2011. The decrease in SG&A for the full year 2012 is mainly due to efficiencies generated during the year from Homex’ Mexico Division and International Division.

Operating income. During the fourth quarter of 2012, the Company had an operating loss of Ps.30.2 million compared to operating income of Ps.829.6 million during the same period of 2011.  On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012) Homex’ operating margin for the fourth quarter of 2012 was 4.7 percent compared to 18.3 percent during the same period of last year. The lower margin during the recent quarter mainly results from lower margins from the Infrastructure division and Penitentiary projects, as Homex only recognizes construction revenues from the Chiapas project, where Homex as the subcontracted construction company has an 8 percent interest. At the same time, the lower margin was affected by the Company’s operations at Brazil.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST
Thousand of Pesos
INVENTORY	December 31, 2012	December 31, 2011
Exchange Loss (gain)	-$5,775	-$9,300
Interest Expense	2,041,572	1,426,673
Inflation accounting accumulated effect	21,270	12,697
Total	$2,057,067	$1,430,069
COST OF SALES	4Q12	4Q11
Exchange Loss (gain)	-$691	-$4,607
Interest Expense	402,267	375,452
Inflation accounting accumulated effect	3,789	2,670
Total	$405,364	$373,514

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	8

In 2012, operating income increased 9.5 percent to Ps.3,573.6 million compared to Ps.3,263.4 million in 2011. On a pro forma basis (without considering the application of IAS 23 in 2011 and 2012), operating income increased 12.0 percent to Ps.4,829.6 million during 2012 from Ps.4,312.4 million during the same period a year ago. Homex’ operating margin in 2012 declined 280 bps to 16.9 percent from 19.7 percent in 2011.  The year-over-year decline was mainly driven by the Company´s decision not to consolidate Penitentiary revenues from the Chiapas Project as explained below.

Net comprehensive financing cost (CFC) during the fourth quarter of 2012 was Ps.164.3 million compared to Ps.262.5 million during the fourth quarter of 2011. The lower cost of financing during the fourth quarter of 2012 reflects the recognition of a lower foreign exchange loss during the recent quarter compared to the fourth quarter of 2011 as well as the reversal effect of the interest expense in relation to the long-term financing of the Chiapas project.

As a percentage of revenues, net comprehensive financing cost represented 2.1 percent of revenues in the fourth quarter of 2012 compared to 4.0 percent in the fourth quarter of 2011. The main drivers of this result were the following:

1.     Net interest expense duringthe recent quarter was negative Ps.77.3 million compared to negative Ps.55.6 million in the fourth quarter of 2011.  During the recent quarter and as a result of theCompany´s decision not to consolidate the Penitentiary revenues from the Chiapas Project, Homex registered a negative recognition of interest expense from Penitentiary projects.

2.     Foreign exchange losses recognized in the fourth quarter of 2012 totaled Ps.241.6 million compared to losses of Ps.318.2 million in 2011.

For the full year 2012, net comprehensive financing cost as a percentage of revenues decreased to 2.0 percent, compared to 5.2 percent during 2011. In absolute terms, net comprehensive financing cost decreased to Ps. 577.4 million from Ps.1,135.3 million in 2011, mainly driven by a lower recognition of a foreign exchange loss of Ps.205.9 million during the full year 2011, compared to a loss of Ps.937.2 million during the previous year.

Foreign exchange gain or loss. As of December 30, 2012, Homex’ U.S. Dollar denominated debt mainly consists of three bonds issuances:  US$250 million of bonds issued in 2005;  US$250 million of bonds issued in 2009; and  US$400 million of bonds issued in 2012. Each of these has a single principal payment due at maturity in 2015, 2019 and 2020, respectively.  Regarding its 2015 US$250 million bond, the Company has entered into a capped forward transaction for the next coupon payment at an effective exchange rate of 13.85 pesos per dollar, with a cap of 15.50 pesos per dollar. Regarding its 2019 US$250 million bonds, Homex has entered into a principal-only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into four capped forward transaction for the 2013-2014 coupon payments at an effective exchange rate of 13.24 pesos per dollar, with a cap of 17.00 pesos per dollar. Regarding its 2020 US$400 million bonds, Homex has entered into a principal-only swap at an exchange rate of 12.97 pesos per dollar until maturity; and for coupon payments, the Company has entered into four capped forward transactions for coupon payments in 2013 at an effective exchange rate of 13.22 pesos per dollar, with a cap of 17.00 pesos per dollar, and for coupon payments in 2014 at an effective exchange rate of 13.85 pesos per dollar, with a cap of 15.50 pesos per dollar.

Homex had a net loss for the fourth quarter of 2012 of Ps. 207.9 million compared to net income of Ps.55.6 million reported in the same period in 2011.  The lower result during the recent quarter is mainly driven by  the Company’s decision not to consolidate the Chiapas penitentiary project and the negative contribution from Brazil as previously explained.

For the full year 2012, net income was Ps.1,582.9 million or a 5.5 percent margin compared to Ps.1,079.5 million and a margin of 4.9 percent for 2011. The higher result during 2012 was mainly due to the recognition of a lower non-cash foreign exchange (FX) effect. Net income margin, adjusted by non-cash FX effects during 2012 was 6.0 percent compared to 7.5 percent during 2011.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	9

Earnings per share (EPS) for the fourth quarter of 2012 decreased to negative Ps.0.62 as compared to Ps.0.17 reported in the fourth quarter of 2011, driven primarily by the recognition of a net loss during the fourth quarter of 2012. EPS adjusted for non-cash foreign exchange (FX) effects during the fourth quarter of 2012 was negative Ps.0.18 compared to Ps.0.46 during the fourth quarter of 2011.

For the full year, EPS were Ps.4.73, as compared to Ps.3.22 in 2011; the higher result during 2012 was mainly due to the non-cash foreign exchange (FX) effects. For the full year 2012, EPS adjusted by non-cash (FX) effects were Ps.5.12 for 2012 compared to Ps.4.91 for 2011.

Adjusted EBITDA during the fourth quarter of 2012 decreased 63.3 percent to Ps.491.9 million from Ps.1,339.1 million reported for the same period in 2011. As a percentage of sales, adjusted EBITDA during the fourth quarter of 2012 was 6.2 percent compared to 20.4 percent in the same period last year. The decline derives from lower margins in the infrastructure and Penitentiary projects, negative contribution from the Company’s operations in Brazil and lower margins in Mexico due to land and real state sales, at the Company’s projects.

Adjusted EBITDA margin for the full year 2012 was 18.4 percent compared to 21.6 percent during 2011. This result was also affected by the effects explained above.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR IFRS FINANCIAL INFORMATION
Thousands of pesos	4Q'12	4Q'11	2012	2011
Net Income	-$206,428	$61,043	$1,578,741	$1,070,007
Depreciation and amortization	$92,206	$171,641	$366,854	$393,965
Capitalization of CFC	$405,364	$373,514	$1,256,003	$1,048,918
Other expense and amortization	$174,759	$351,405	$429,823	$351,405
Net comprehensive financing cost	$164,289	$262,517	$577,420	$1,135,341
Income tax	-$136,859	$124,423	$1,042,201	$714,865
Minority interest	-$1,445	-$5,451	$4,250	$9,528
Adjusted EBITDA	$491,885	$1,339,092	$5,255,292	$4,724,029

Land reserve.  As a result of Homex’ rapid migration to higher density projects, with vertical construction as of December 31, 2012 representing approximately 55 percent of total homes under construction, the Company has been using a new density standard in order to appropriately estimate the equivalence of the Company’s land reserve into units for the AEL segment in Mexico. Currently, the estimated density for 55 percent of Homex’ AEL projects has increased to 70 homes per hectare as of December 31, 2012, from 50 homes per hectare. Thus, the Company considers its land reserve to be equivalent to 450,785 homes, of which 430,018 are reserved for AEL homes, including land reserved for Homex’ Brazilian operations, and 20,767 for homes at a price point above Ps.560 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of December 31, 2012 was Ps.10.4 billion (US$799 million) a decrease of Ps.869.3 million compared to a value of Ps.11.2 billion in 2011, in line with the Company’s policy to follow a land replacement strategy.

During 2012, Homex acquired Ps.642 million of land, in line with the Company’s conservative land bank replacement policy.

Liquidity. During the fourth quarter of 2012, Homex’ debt position without considering the long-term non- recourse financing from the Company’s federal penitentiaries, when compared to September 30, 2012, increased by 7.1 percent or Ps.1,137.0 million to Ps.17,187.3 million from Ps.16,050.3 million.

Including the long-term non-recourse financing from the penitentiary construction projects, the Company’s total debt as of December 31, 2012 increased to Ps.20,115.6 million. As of December 31, 2012, Homex’ weighted average debt maturity was 6.1 years, with 73.0 percent of the Company’s debt maturing between 2015 and 2020. The Company had net debt of Ps.14,865.5 million as of December 31, 2012 without including the long-term non-recouse finanancing from the penitentiary construction projects.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	10

As of December 31, 2012, the Company had the following liquidity ratios, excluding the penitentiary construction projects, and was in compliance with its debt covenants.

As of December 31, 2012
Total Debt (Ps. Millions)	$ 17,187
Net Debt (Ps. Millions)	$ 14,866
Debt to- total- capitalization ratio	53.7%
Total Debt to EBITDA	3.62

*Excluding long-term non-recourse financing and Adjusted EBITDA from penitentiary construction project.

Working Capital Cycle

The following tables present a breakdown of the Company’s inventory and capitalization of Comprehensive Financing Cost (CFC) to show total inventory adjusted by this effect.

Ps.Million	December 2011	March 2012	June 2012	September 2012	December 2012
Total Inventory	30,586	30,705	32,487	32,547	33,321
Capitalization of CFC	1,430	1,628	1,820	1,940	2,057
Total Inventory adjusted bycapitalization of CFC	29,156	29,077	30,667	30,606	31,264

Days of Housing Working Capital Cycle (WCC)1

Days	December 2011	March 2012	June 2012	September 2012	December 2012
Total Accounts Receivable (a)	36	34	59	62	85
Housing Receivables	29	31	38	42	86
Inventory days	696	711	763	772	621
Accounts Payable (b)	98	110	126	125	88
Total WCC	634	635	696	709	619

1  Computation of WCC does not include COGS  and Revenues from the penitentiary construction projects. Previous earnings release might present minor variations on WCC calculations due to a variation in the 2011 base.

a)      Excluding receivables from the penitentiary construction projects

b)      Due to the Company’s decision not to consolidate the Chiapas Penitentiary Project the Company is also not including the previously recognized Account Payable of  Ps. 1.1 billion in relation to the acquisition of the equity stake at that federal penitentiaries. Previous periods are comparable as this payment is excluded from the WCC calculations.

The Company’s Working Capital Cycle (WCC) was 619 days as of December 31, 2012, compared to 709 days as of September 30, 2012:

•         Compared to inventory as of December 30, 2011, inventory balance (adjusted for the capitalization of CFC) increased by Ps.2,108.6 million, mainly derived from the increased migration into vertical construction, where the initial invested capital is higher compared to  horizontal construction, and to a longer construction cycle that these  buildings require. It is worth noting that, on a yearly basis land inventory decreased by Ps.869 million, in line with the Company’s policy to follow a land replacement strategy.

•         On a quarterly basis inventory (adjusted by the capitalization of CFC) increased by Ps.658 million as a result of investments in construction in progress inventory.

•         Accounts Receivable (AR), excluding receivables from the penitentiary projects as of December 31, 2012, increased to 85 days compared to 36 AR days as of December 31, 2011. The year-over-year increase derives from a 57 day increase in Housing receivables as well as by the recognition of AR from construction projects at its infrastructure division where receivables from the infrastructure division (excluding the Penitentiary projects) increased to Ps.1,328.9 million from Ps.502.7 million.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	11

•         Compared to accounts receivable (AR) days as of September 30, 2012, AR days excluding receivables from the penitentiary construction projects, as of December 31, 2012, increased to 85 days from 62 days in the recent quarter. The increase is mainly driven by the collection delays faced in the Company’s housing operations from Mexico. In addition, the increase also reflects the recognition of AR from the infrastructure division related to the construction projects that the Company is executing in addition to the federal penitentiaries. Housing AR days increased by 44 days to 86 days as of December 31, 2012 compared to 42 days as of September 30, 2012.

•         Accounts Payable (AP), excluding payables from the penitentiary construction projects, decreased to Ps.4,735.9 million from Ps.4,315.1 million as of December 31, 2011 and Ps.5,278.4 million as of September 30, 2012. AP days, decreased to 88 days as of December 31, 2012, with AP from material suppliers stable at 71 days compared to 72 days as of December 31, 2011.

•         On a quarterly basis, AP days decreased by 37 days from 125 days as of September 30, 2012 to 88 days as of December 31, 2012 mainly as AP from material suppliers decreased from Ps.4,555.1 million or 108 days as of September 30, 2012 to Ps.3,830.2 million or 71 days as of December 31, 2012.

Free Cash Flow

As of December 31, 2012 on a consolidated basis Homex generated negative FCF of Ps.6.4 billion which was mainly driven by the increase in AR from Mexico’s housing division as well as from the recognition of the construction in progress (as AR) from the penitentiary project in Morelos.

Homex FCF without the Federal Penitentiary projects and adjusted by FX was negative at Ps.3.0 billion. On a quarterly basis, Homex FCF without the Federal Penitentiaries was negative at Ps.2,493 million from negative Ps.522 million as September 30, 2012.

Guidance

	2012 GUIDANCE		2012 RESULTS
	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries
Revenue Growth	3% to 4%	51% to 52%	-2.9%	30.5%
EBITDA Margin	21% to 22%	24% to 26%	18.8%	18.3%
FCF	Positive Ps.500 million to Ps.800 million	Negative Ps.5,700 million to Ps.6,000 million	Negative Ps.3.0 billion	Negative Ps.6.4 billion

For comparison purposes, revenue growth without Federal Penitentiaries does not considers the Chiapas Project, which in the Financial Statements is recognized in a separate line within the Infrastructure Revenues.

2012 Results Highlights

•     Housing Revenues from México  -4.4% vs guidance of flat growth

•     Housing Revenues from Brazil -78.1% vs guidance of -63.0%

•     Revenues from penitentiaries of Ps.3,800 million (Morelos)  vs guidance of aprox. Ps.9,200 million, which assumed the recognition of revenues of the two federal penitentiaries.

•     Revenues from infrastructure Ps.5,164 million (includes Ps.3,641 million from Chiapas), revenues from Infrastructure without Chiapas Ps.1,523  vs guidance of  Ps.2,000 million.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	12

2013 GUIDANCE	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries
Revenue Growth	2-3%	-16% to -17%
EBITDA Margin	22% to 23%	21% to 22%
Free Cash Flow	Positive Ps.700 million to Ps.1,000 million	Neutral to slightly positive

For comparison purposes, 2012 revenue growth base without the contribution of Federal Penitentiaries, does not include the Ps.3,641 million recognized as Infrastructure revenue in relation to the Chiapas project and is considered as Penitentiary revenue. Accordingly the 2012 revenue base without penitentiaries is Ps.21,084 million

Overall, the Company reaffirms its 2013 guidance published in December 2012.  In Mexico, strategically Homex will not grow its operations.  In its infrastructure division, Homex continues to expect a contribution of Ps.2.0 billion. Originally, this contribution resulted in flat growth, nonetheless, as the 2012 results (not considering the contribution of Ps.3,641 million from the Chiapas project) was lower than expected, for 2013 this division will grow at approximately 30 percent. For Brazil, Homex expects to title approximately 360 homes from its two ongoing projects.

On a consolidated basis, originally Homex estimated a revenue decline of around 22 to 23 percent, as the 2012 base of comparison included most of the construction of the two prison projects. Due to the decision not to consolidate Chiapas, the 2012 base is lower for 2013 as, Homex will only recognize the remaining revenues of the Morelos project on a percentage of completion method.  As construction is completed, revenue growth including the federal penitentiaries will decrease approximately 16 to 17 percent.

Homex continues to expect an EBITDA margin for the year of approximately 22 to 23 percent excluding revenues from the penitentiaries and 21 to 22 percent including revenues from this project compared to original guidance of 23 to 24 percent. Importantly, Homex continues to reaffirm its positive cash flow generation guidance in the range of Ps.700 million to Ps.1.0 billion, excluding the contribution of revenues from the penitentiary projects.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	13

Makobil (Chiapas Penitentiary Project) recognition in the 2012 Financial Statements

As described in our previous filings with the CNBV and SEC, on March 21, 2012, the Company and Arendal (the original holder of the Chiapas Penitentiary concession) amended the Makobil shareholders agreement. That amendment includes an agreement whereby the Company, then the holder of the 24% of the shares of Makobil, was granted the right to purchase the remaining 76% ownership interest in Makobil from Arendal, for a total purchase price of Ps.1.1 billion.

Consummation of this purchase, payment of the purchase price and transfer of share ownership is subject to both the completion of the construction and satisfactory receipt of the prison complex by the authorities. Once these conditions are met, the purchase price will be due within 30 months, with unpaid amount bearing at 12% and ownership being transferred upon payment.

The agreement also called for the transfer of effective control over the financial, operational and accounting policies of Makobil to Homex commencing on March 21, 2012.  On the basis of that agreement, and the circumstances at that time, the Company started consolidating Makobil in the first quarter of 2012 as anticipated and continued to do so in the second and third quarters of 2012.

As the year-end 2012 Financial Statements closing process started, Homex requested from Makobil additional information in connection with its financial statements. The delivery of such information was delayed and only partially delivered in early February 2013. Upon receipt of the information and after an initial assessment of the information provided, the Company undertook test controls to determine whether Homex had full control of Makobil for the 2012 full fiscal year and concluded that it did not.

Homex determined that, although the Company had effective control over the accounting policies of Makobil, in practice, during 2012 Homex had limited access and control over Makobil’s operational and financial policies.  Following IFRS, Homex decided that since it did not have effective control over Makobil, then the applicable method to recognize its participation and commitment to acquire Makobil is  to not consolidate Makobil in full 2012, but, rather to recognize results in accordance with the equity method of investment.

Since we have accounted for Makobil and the Federal penitentiary project revenues on a percentage of completion method, and kept separate from the Company’s other divisions, Homex do not expects the change in accounting treatment to have a material adverse effect on the Company’s cash flow.

Although the decision had no effect in the shareholders agreement or in the Company’s commitment to acquire the remaining 76% equity ownership of Makobil, it does affect the preliminary and unaudited interim financial information filed with the CNBV and SEC. The tables in Annex A illustrate the main changes in the different reporting line items of the interim and preliminary financial statements for the First, Second and Third quarters of 2012.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	14

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF DECEMBER 31, 2012 WITH DECEMBER 31, 2011
(Figures in thousands of pesos)	Dec-12	Dec-11			% Chg
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,321,780	4.6%	$3,992,653	9.9%	-41.8%
Accounts receivable, net	$9,796,770	19.5%	$2,167,096	5.4%	352.1%
Due from customers	$4,537,626	9.0%	$1,648,943	4.1%	175.2%
Accounts receivable from penitentiaries	$3,930,207	7.8%	$15,484	0.0%	25282.4%
Accounts receivable from infrastructure	$1,328,937	2.6%	$502,669	1.3%	164.4%
Inventories	$33,321,371	66.4%	$30,585,726	76.1%	8.9%
Land inventory	$10,372,105	20.7%	$11,241,446	28.0%	-7.7%
Construction in progress	$22,377,947	44.6%	$18,903,608	47.0%	18.4%
Materials	$571,319	1.1%	$440,672	1.1%	29.6%
Other current assets	$2,807,388	5.6%	$1,000,347	2.5%	180.6%
Total current assets	$48,247,309	96.1%	$37,745,822	93.9%	27.8%

Property and equipment, net	$1,139,155	2.3%	$1,375,128	3.4%	-17.2%
Goodwill	$731,861	1.5%	$731,861	1.8%	0.0%
Other assets	$71,042	0.1%	$343,979	0.9%	-79.3%
TOTAL	$50,189,367	100.0%	$40,196,790	100.0%	24.9%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	$2,327,288	4.6%	$3,798,057	9.4%	-38.7%
Accounts payable	$4,761,650	9.5%	$4,315,125	10.7%	10.3%
Land payable	$905,697	1.8%	$1,172,293	2.9%	-22.7%
Accounts payable from Penitentiaries Project	$25,760	0.1%	-	0.0%
Accounts payable from Partner Penitentiaries Project	-		-	0.0%
Advances from customers	$972,098	1.9%	$669,851	1.7%	45.1%
Accrued expenses and taxes payable	$4,566,623	9.1%	$2,747,834	6.8%	66.2%
Total current liabilities	$12,627,659	25.2%	$11,530,866	28.7%	9.5%

Long-term notes payable to financial institutions	$14,860,063	29.6%	$11,389,549	28.3%	30.5%
Long-term project financing	$2,928,281	5.8%	-	0.0%	N/A
Swap payable	$462,584	0.9%	$7,457	0.0%	6103.3%
Labor obligations	$5,840	0.0%	$4,675	0.0%	24.9%
Deferred income taxes	$4,513,086	9.0%	$3,590,108	8.9%	25.7%
TOTAL LIABILITIES	$35,397,512	70.5%	$26,522,656	66.0%	33.5%

STOCKHOLDERS' EQUITY
Common stock	$425,441	0.8%	$425,441	1.1%	0.0%
Additional paid-in capital	$2,731,202	5.4%	$2,731,202	6.8%	0.0%
Retained earnings	$12,116,235	24.1%	$10,537,217	26.2%	15.0%
Other stockholders' equity accounts	$(664,912)	-1.3%	$(219,179)	-0.5%	203.4%
Majority stockholders' equity	$14,607,966	29.1%	$13,474,681	33.5%	8.4%
Minority interest	$183,889	0.4%	$199,453	0.5%	-7.8%
TOTAL STOCKHOLDERS' EQUITY	$14,791,854	29.5%	$13,674,134	34.0%	8.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,189,367	100.0%	$40,196,790	100.0%	24.9%

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	15

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2012 WITH THREE MONTHS 2011
(Figures in thousands of pesos)	4Q12	4Q11			% Chg
REVENUES
Affordable-entry level revenue	$4,496,095	56.4%	$4,587,817	69.9%	-2.0%
Middle income housing revenue	$1,161,253	14.6%	$1,175,996	17.9%	-1.3%
Affordable-entry level revenue Brazil	$42,182	0.5%	$197,724	3.0%	-78.7%
Other revenues	$625,243	7.8%	$348,924	5.3%	79.2%
Infrastructure revenue	$3,860,613	48.4%	$126,013	1.9%	2963.7%
Infrastructure construction projects	$219,575	2.8%	$126,013		74.2%
Federal Penitentiary (Chiapas) recognition [1]	$3,641,038	45.6%	-		N/A
Federal Penitentiaries projects revenue	$(2,207,437)	-27.7%	$129,672	2.0%	-1802.3%
TOTAL REVENUES	$7,977,950	100.0%	$6,566,146	100.0%	21.5%

COSTS	$7,067,938	88.6%	$4,642,951	70.7%	52.2%
Capitalization of CFC	$405,364	5.1%	$373,514	5.7%	8.5%
Interest	$402,267	5.0%	$375,452	5.7%	7.1%
FX ( gain) loss and inflation accounting effect	$3,098	0.0%	$(1,937)	0.0%	-259.9%
TOTAL COST	$7,473,302	93.7%	$5,016,465	76.4%	49.0%

GROSS PROFIT	$504,647	6.3%	$1,549,680	23.6%	-67.4%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$534,805	6.7%	$720,107	11.0%	-25.7%

OPERATING INCOME	$(30,157)	-0.4%	$829,573	12.6%	-103.6%

OTHER (EXPENSES) INCOME, NET	$(150,287)	-1.9%	$(387,041)	-5.9%	-61.2%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$53,944	0.7%	$29,080	0.4%	85.5%
Interest expense penitentiaries	$(141,346)	-1.8%	-	0.0%	N/A
Interest income	$10,118	0.1%	$(84,747)	-1.3%	-111.9%
Foreign exchange (gain) loss	$241,573	3.0%	$318,184	4.8%	-24.1%
	$164,289	2.1%	$262,517	4.0%	-37.4%

INCOME BEFORE INCOME TAX	$(344,733)	-4.3%	$180,014	2.7%	-291.5%

INCOME TAX EXPENSE	$(136,859)	-1.7%	$124,423	1.9%	-210.0%
NET INCOME	$(207,874)	-2.6%	$55,592	0.8%	-473.9%
MAJORITY INTEREST	$(206,428)	-2.6%	$61,043	0.9%	-438.2%
MINORITY INTEREST	$(1,445)	0.0%	$(5,451)	-0.1%	-73.5%
NET INCOME	$(207,874)	-2.6%	$55,592	0.8%	-473.9%
NET INCOME Adjusted for FX	$(60,337)	-0.8%	$153,255	2.3%	-139.4%
Earnings per share	-0.62		0.17		-473.9%
Earnings per share Adjusted for FX	-0.18		0.46		-139.4%
Adjusted EBITDA	$491,885	6.2%	$1,339,092	20.4%	-63.3%

1 Derived from the Company’s decision not to consolidate the Federal Penitentiary located at Chiapas, Homex Infrastructura subsidiary is subcontracted as the construction company therefore recognizing the cost of construction under the Infrastructure revenue.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	16

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF TWELVE MONTHS 2012 WITH TWELVE MONTHS 2011
(Figures in thousands of pesos)	2012	2011			% Chg
REVENUES
Affordable-entry level revenue	$14,678,449	51.5%	$16,351,273	74.8%	-10.2%
Middle income housing revenue	$4,079,175	14.3%	$3,260,016	14.9%	25.1%
Affordable-entry level revenue Brazil	$131,259	0.5%	$598,678	2.7%	-78.1%
Other revenues	$672,349	2.4%	$657,105	3.0%	2.3%
Infrastructure revenue	$5,163,835	18.1%	$856,535	3.9%	502.9%
Infrastructure construction projects	$1,522,797	5.3%	$856,535		77.8%
Federal Penitentiary (Chiapas) recognition [1]	$3,641,038	12.8%	-		N/A
Federal Penitentiaries projects revenue	$3,800,535	13.3%	$129,672	0.6%	2830.9%
TOTAL REVENUES	$28,525,602	100.0%	$21,853,279	100.0%	30.5%

COSTS	$21,227,480	74.4%	$14,765,992	67.6%	43.8%
Capitalization of CFC	$1,256,003	4.4%	$1,048,918	4.8%	19.7%
Interest	$1,246,541	4.4%	$1,046,427	4.8%	19.1%
FX ( gain) loss and inflation accounting effect	$9,461	0.0%	$2,491	0.0%	279.8%
TOTAL COST	$22,483,483	78.8%	$15,814,910	72.4%	42.2%

GROSS PROFIT	$6,042,119	21.2%	$6,038,369	27.6%	0.1%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$2,468,490	8.7%	$2,774,929	12.7%	-11.0%

OPERATING INCOME	$3,573,629	12.5%	$3,263,440	14.9%	9.5%

OTHER (EXPENSES) INCOME, NET	$(371,018)	-1.3%	$(333,699)	-1.5%	11.2%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$423,773	1.5%	$392,125	1.8%	8.1%
Interest expense penitentiaries	$158,951	0.6%	-	0.0%	N/A
Interest income	$(211,214)	-0.7%	$(194,009)	-0.9%	8.9%
Foreign exchange (gain) loss	$205,910	0.7%	$937,225	4.3%	-78.0%
	$577,420	2.0%	$1,135,341	5.2%	-49.1%

INCOME BEFORE INCOME TAX	$2,625,191	9.2%	$1,794,399	8.2%	46.3%

INCOME TAX EXPENSE	$1,042,201	3.7%	$714,865	3.3%	45.8%
NET INCOME	$1,582,991	5.5%	$1,079,535	4.9%	46.6%
MAJORITY INTEREST	$1,578,741	5.5%	$1,070,007	4.9%	47.5%
MINORITY INTEREST	$4,250	0.0%	$9,528	0.0%	-55.4%
NET INCOME	$1,582,991	5.5%	$1,079,535	4.9%	46.6%
NET INCOME Adjusted for FX	$1,712,860	6.0%	$1,644,881	7.5%	4.1%
Earnings per share	4.73		3.22		46.6%
Earnings per share Adjusted for FX	5.12		4.91		4.1%
Adjusted EBITDA	$5,255,292	18.4%	$4,724,029	21.6%	11.2%
1 Derived from the Company’s decision not to consolidate the Federal Penitentiary located at Chiapas, Homex Infrastructura subsidiary is subcontracted as the construction company therefore recognizing the cost of construction under the Infrastructure revenue.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	17

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED DECEMBER 31 2012
(thousands of pesos)	FCF w/o Penitentiaries	Penitentiaries	Consolidated
Total Net Income and Non Cash Items	2,460,243	452,077	2,912,320

(Increase) decrease in:
Trade accounts receivable	(5,506,508)	(3,930,207)	(9,436,715)
Inventories (w/land)	(2,837,849)	102,204	(2,735,645)
Trade accounts payable	447,853	(1,325)	446,528
Other A&L, net	2,711,503	-	2,711,503
Changes in operating assets and liabilities	(5,185,000)	(3,829,328)	(9,014,329)

Operating cash flow	(2,724,758)	(3,377,251)	(6,102,009)

Capex	(50,993)	(163)	(51,156)

Free Cash Flow	(2,775,750)	(3,377,415)	(6,153,165)

Non Cash Effects¹	(239,756)		(239,756)

Free Cash Flow adjusted by FX	(3,015,506)	(3,377,415)	(6,392,921)
1 Including FX in P&L and Balance Sheet

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	18

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED DECEMBER 31

(thousands of pesos)	2012	2011
Net Income	1,578,741	1,070,007
Non-cash items:
Depreciation & Amortization	287,128	300,742
Minority interest	4,250	9,528
Deferred income taxes	1,042,201	(128,211)
Total Net Income and Non Cash Items	2,912,320	1,252,065

(Increase) decrease in:
Trade accounts receivable	(9,436,715)	(444,082)
Inventories (w/land)	(2,735,645)	(3,128,038)
Trade accounts payable	446,528	83,422
Other A&L, net	2,711,503	530,118
Changes in operating assets and liabilities	(9,014,329)	(2,958,581)

Operating cash flow	(6,102,009)	(1,706,516)

Capex	(51,156)	(166,379)

Free Cash Flow	(6,153,165)	(1,872,894)

Non Cash Effects¹	(239,756)	(1,440,419)

Free Cash Flow adjusted by FX	(6,392,921)	(3,313,313)

Net financing activities	4,482,293	2,430,325

Net (decrease) increase in cash and cash equivalents	1,670,872	557,431

Balance at beginning of period	3,992,653	3,435,222

Balance at end of period	2,321,781	3,992,653
1 Including FX in P&L and Balance Sheet

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	19

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.  It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model in three cities in Brazil.  Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which have been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico operations by merging the affordable entry-level and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of U.S. Dollar denominated bonds is also available on the Company’s Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited consolidated financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three month period and twelve- month period ended December 31, 2012 and 2011, which includes the consolidated balance sheets as of December 31, 2012 and 2011, and the consolidated statements of income for the three-month period and twelve-month period ended December 31, 2012 and 2011 and the consolidated statement of changes in financial position for the twleve-month period ended December 31, 2012 and 2011.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	20

Annex A – Chiapas Federal Penitentiary Project

First Quarter 2012

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET as of March 31, 2012
(Figures in thousands of pesos)	Reported	Adjustments	Proforma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,619,865	$(744)	$5,619,121
Accounts receivable, net	$5,186,233	$(1,879,109)	$3,307,124
Inventories	$30,705,357		$30,705,357
Other current assets	$1,634,722	$(245,077)	$1,389,645
Total current assets	$43,146,177	$(2,124,930)	$41,021,247

Property and equipment, net	$1,297,425	$(146)	$1,297,279
Goodwill	$650,344		$650,344
Other assets	$134,863	$35,099	$169,962
TOTAL	$45,228,809	$(2,089,977)	$43,138,832

LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES
Notes payable to financial institutions	$3,632,273		$3,632,273
Accounts payable	$4,768,973	$(1,090,331)	$3,678,642
Advances from customers	$632,137		$632,137
Accrued expenses and taxes payable	$2,384,912	$(48)	$2,384,864
Total current liabilities	$11,418,295	$(1,090,379)	$10,327,916

Long-term notes payable to financial institutions	$12,099,909		$12,099,909
Long-term project financing	$1,806,701	$(758,006)	$1,048,695
Swap payable	$583,520		$583,520
Labor obligations	$7,313		$7,313
Deferred income taxes	$4,997,447	$(100,398)	$4,897,049
TOTAL LIABILITIES	$30,913,185	$(1,948,783)	$28,964,402

STOCKHOLDERS' EQUITY			-
Common stock	$425,441		$425,441
Additional paid-in capital	$2,731,202		$2,731,202
Retained earnings	$11,175,106	$(37,108)	$11,137,998
Other stockholders' equity accounts	$(483,755)		$(483,755)
Majority stockholders' equity	13,847,994	(37,108)	13,810,886
Minority interest	$467,630	$(104,086)	$363,544
TOTAL STOCKHOLDERS' EQUITY	$14,315,624	$(141,194)	$14,174,430

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,228,809	$(2,089,977)	$43,138,832

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	21

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT as of March 31, 2012
(Figures in thousands of pesos)	Reported	Adjustments	Proforma
REVENUES
Affordable-entry level revenue	$2,670,831		$2,670,831
Middle income housing revenue	$960,526		$960,526
Affordable-entry level revenue Brazil	$25,980		$25,980
Other revenues	$9,899		$9,899
Infrastructure revenue	$61,154	$1,259,854	$1,321,008
Federal Penitentiaries projects revenue	$2,159,337	$(960,288)	$1,199,049
TOTAL REVENUES	$5,887,727	$299,566	$6,187,293

COSTS	$3,997,244	$438,850	$4,436,094
Capitalization of CFC	$221,570		$221,570
Interest	$218,119		$218,119
FX ( gain) loss and inflation accounting effect	$3,451		$3,451
TOTAL COST	$4,218,814	$438,850	$4,657,664

GROSS PROFIT	$1,668,913	$(139,284)	$1,529,629

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$656,118	$(3,450)	$652,668

OPERATING INCOME	$1,012,795	$(135,834)	$876,961

OTHER (EXPENSES) INCOME, NET	$9,691	$32,869	$42,560

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$175,637		$175,637
Interest expense penitentiaries	$49,796	$(41,119)	$8,677
Interest income	$(56,371)		$(56,371)
FX (gain) loss	$(603,270)		$(603,270)
	$(434,208)	$(41,119)	$(475,327)

INCOME BEFORE INCOME TAX	$1,456,694	$(61,846)	$1,394,848

INCOME TAX EXPENSE	$582,678	$(24,738)	$557,940
NET INCOME	$874,016	$(37,108)	$836,908
MAJORITY INTEREST	$106,935	$(104,086)	$2,849
MINORITY INTEREST	$767,081	$66,978	$834,059
NET INCOME	$874,016	$(37,108)	$836,908

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	22

Consolidated Statement of Changes in Financial Position For the period ended March 31, 2012
	Reported		Adjustments	Proforma
Net income	767,082		69,826	836,908
Non Cash items:
Depreciation	99,961		-	99,961
Minority Interest	106,935	-	104,086	2,849
Deferred income taxes	582,678		(24,738)	557,940
	1,556,656		(58,998)	1,497,658
(Increase) decrease in:
Trade accounts receivable	(3,651,056)		920,540	(2,730,516)
Inventories (w/land)	33,246		0	33,246
Trade accounts payable	766,907		113,315	880,222
Other A&L, net (1)	967,033		(216,998)	750,035
Changes in operating assets and liabilities	(1,883,870)		816,857	(1,067,013)

Operating Cash Flow	(327,214)		757,859	430,645

Capex	(8,239)		146	(8,093)

Free Cash Flow	(335,453)		758,005	422,552

Net Financing Activities	2,038,263		(758,005)	1,280,258

Net increase (decrease) cash	1,702,810		(0)	1,702,810

Balance at beginning	3,917,055		-	3,917,055

Balance at end	5,619,865		(0)	5,619,865

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	23

Second Quarter 2012

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET as of June 30, 2012
(Figures in thousands of pesos)	Reported	Adjustments	Proforma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,957,779	$(191)	$3,957,588
Accounts receivable, net	$8,540,885	$(2,660,405)	$5,880,480
Inventories	$32,487,091		$32,487,091
Other current assets	$2,192,569	$(374,566)	$1,818,003
Total current assets	$47,178,324	$(3,035,162)	$44,143,162

Property and equipment, net	$1,228,800	$(127)	$1,228,673
Goodwill	$1,132,175	$(481,831)	$650,344
Other assets	$179,263	$444,994	$624,257
TOTAL	$49,718,562	$(3,072,126)	$46,646,436

LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES
Notes payable to financial institutions	$2,012,041	$(97,410)	$1,914,631
Accounts payable	$6,715,068	$(1,370,078)	$5,344,990
Advances from customers	$937,983		$937,983
Accrued expenses and taxes payable	$2,969,868		$2,969,868
Total current liabilities	$12,634,960	$(1,467,488)	$11,167,472

Long-term notes payable to financial institutions	$14,772,680		$14,772,680
Long-term project financing	$3,176,607	$(1,605,230)	$1,571,377
Swap payable	$248,058		$248,058
Labor obligations	$7,563		$7,563
Deferred income taxes	$4,269,354	$(45,388)	$4,223,966
TOTAL LIABILITIES	$35,109,222	$(3,118,106)	$31,991,116

STOCKHOLDERS' EQUITY			-
Common stock	$425,441		$425,441
Additional paid-in capital	$2,731,202		$2,731,202
Retained earnings	$11,752,088	$45,980	$11,798,068
Other stockholders' equity accounts	$(495,744)		$(495,744)
Majority stockholders' equity	14,412,987	45,980	14,458,967
Minority interest	$196,353		$196,353
TOTAL STOCKHOLDERS' EQUITY	$14,609,340	$45,980	$14,655,320

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$49,718,562	$(3,072,126)	$46,646,436

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	24

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT as of June 30, 2012
(Figures in thousands of pesos)	Reported	Adjustments	Proforma
REVENUES
Affordable-entry level revenue	$6,251,884		$6,251,884
Middle income housing revenue	$1,731,057		$1,731,057
Affordable-entry level revenue Brazil	$70,356		$70,356
Other revenues	$18,783		$18,783
Infrastructure revenue	$1,025,123	$1,956,682	$2,981,805
Federal Penitentiaries projects revenue	$3,962,998	$(1,685,376)	$2,277,622
TOTAL REVENUES	$13,060,201	$271,306	$13,331,507

COSTS	$8,909,724	$321,817	$9,231,541
Capitalization of CFC	$491,547		$491,547
Interest	$488,346		$488,346
FX ( gain) loss and inflation accounting effect	$3,201		$3,201
TOTAL COST	$9,401,271	$321,817	$9,723,088

GROSS PROFIT	$3,658,930	$(50,511)	$3,608,419

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$1,352,913	$(6,139)	$1,346,774

OPERATING INCOME	$2,306,017	$(44,372)	$2,261,645

OTHER (EXPENSES) INCOME, NET	$13,238	$15,170	$28,408

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$315,412		$315,412
Interest expense penitentiaries	$157,638	$(105,581)	$52,057
Interest income	$(134,445)		$(134,445)
FX (gain) loss	$(169,106)	128	$(168,978)
	$169,499	$(105,453)	$64,046

INCOME BEFORE INCOME TAX	$2,149,756	$76,251	$2,226,007

INCOME TAX EXPENSE	$853,447	$30,271	$883,718
NET INCOME	$1,296,309	$45,980	$1,342,289
MAJORITY INTEREST	$(1,129)		$(1,129)
MINORITY INTEREST	$1,297,438	$45,980	$1,343,418
NET INCOME	$1,296,309	$45,980	$1,342,289

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	25

Consolidated Statement of Changes in Financial Position For the period ended June 30, 2012
		Reported		Adjustments		Proforma
Net income		1,297,438		44,851		1,342,289
Non Cash items:
Depreciation		193,443	-	0		193,443
Minority Interest	-	1,129		0	-	1,129
Deferred income taxes		853,447		30,271		883,718
		2,343,199		75,122		2,418,321
(Increase) decrease in:
Trade accounts receivable		(7,566,011)		1,078,289		(6,487,722)
Inventories (w/land)		(1,846,995)		0		(1,846,995)
Trade accounts payable		2,399,948		586,601		2,986,549
Other A&L, net (1)		196,432		(37,500)		158,932
Changes in operating assets and liabilities		(6,816,626)		1,627,390		(5,189,236)

Operating Cash Flow		(4,473,427)		1,702,512		(2,770,915)

Capex		(13,226)		127		(13,099)

Free Cash Flow		(4,486,653)		1,702,639		(2,784,014)

Net Financing Activities		4,451,779		(1,702,639)		2,749,140

Net increase (decrease) cash		(34,874)		0		(34,874)

Balance at beginning		3,992,653		-		3,992,653

Balance at end		3,957,779		0		3,957,779

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	26

Third Quarter 2012

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET as of September 30, 2012
(Figures in thousands of pesos)	Reported	Adjustments	Proforma
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,985,349	$(221)	$3,985,128
Accounts receivable, net	$10,776,533	$(3,283,805)	$7,492,728
Inventories	$32,546,540		$32,546,540
Other current assets	$2,301,595	$(484,868)	$1,816,727
Total current assets	$49,610,017	$(3,768,894)	$45,841,123

Property and equipment, net	$1,224,758	$(118)	$1,224,640
Goodwill	$1,132,175	$(481,831)	$650,344
Other assets	$158,101	$448,720	$606,821
TOTAL	$52,125,051	$(3,802,123)	$48,322,928

LIABILITIES AND STOCKHOLDERS' EQUITY CURRENT LIABILITIES
Notes payable to financial institutions	$1,549,887	$(183,963)	$1,365,924
Accounts payable	$6,656,235	$(1,577,489)	$5,078,746
Advances from customers	$896,459		$896,459
Accrued expenses and taxes payable	$3,323,965		$3,323,965
Total current liabilities	$12,426,546	$(1,761,452)	$10,665,094

Long-term notes payable to financial institutions	$14,500,456		$14,500,456
Long-term project financing	$4,803,914	$(2,056,401)	$2,747,513
Swap payable	$615,779		$615,779
Labor obligations	$7,966		$7,966
Deferred income taxes	$4,752,726	$(39,104)	$4,713,622
TOTAL LIABILITIES	$37,107,387	$(3,856,957)	$33,250,430

STOCKHOLDERS' EQUITY			-
Common stock	$425,441		$425,441
Additional paid-in capital	$2,731,202		$2,731,202
Retained earnings	$12,293,993	$54,834	$12,348,827
Other stockholders' equity accounts	$(638,121)		$(638,121)
Majority stockholders' equity	14,812,515	54,834	14,867,349
Minority interest	$205,149		$205,149
TOTAL STOCKHOLDERS' EQUITY	$15,017,664	$54,834	$15,072,498

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,125,051	$(3,802,123)	$48,322,928

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	27

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT as of September 30, 2012
(Figures in thousands of pesos)	Reported	Adjustments	Proforma
REVENUES
Affordable-entry level revenue	$10,182,354		$10,182,354
Middle income housing revenue	$2,917,922		$2,917,922
Affordable-entry level revenue Brazil	$89,076		$89,076
Other revenues	$47,106		$47,106
Infrastructure revenue	$1,303,222	$2,346,748	$3,649,970
Federal Penitentiaries projects revenue	$6,007,972	$(2,530,790)	$3,477,182
TOTAL REVENUES	$20,547,652	$(184,042)	$20,363,610

COSTS	$14,159,542	$(51,972)	$14,107,570
Capitalization of CFC	$850,639		$850,639
Interest	$844,275		$844,275
FX ( gain) loss and inflation accounting effect	$6,364		$6,364
TOTAL COST	$15,010,181	$(51,972)	$14,958,209

GROSS PROFIT	$5,537,471	$(132,070)	$5,405,401

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$1,933,685	$(12,061)	$1,921,624

OPERATING INCOME	$3,603,786	$(120,009)	$3,483,777

OTHER (EXPENSES) INCOME, NET	$(220,731)	$16,744	$(203,987)

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$369,829		$369,829
Interest expense penitentiaries	$300,297	$(194,783)	$105,514
Interest income	$(221,332)		$(221,332)
FX (gain) loss	$(35,663)	128	$(35,535)
	$413,131	$(194,655)	$218,476

INCOME BEFORE INCOME TAX	$2,969,924	$91,390	$3,061,314

INCOME TAX EXPENSE	$1,179,060	$36,556	$1,215,616
NET INCOME	$1,790,864	$54,834	$1,845,698
MAJORITY INTEREST	$5,695		$5,695
MINORITY INTEREST	$1,785,169	$54,834	$1,840,003
NET INCOME	$1,790,864	$54,834	$1,845,698

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	28

Consolidated Statement of Changes in Financial Position For the period ended September 30, 2012
	Reported	Adjustments	Proforma
Net income	1,785,169	60,529	1,845,698
Non Cash items:
Depreciation	274,648	0	274,648
Minority Interest	5,695	-	5,695
Deferred income taxes	1,179,060	36,556	1,215,616
	3,244,572	97,085	3,341,657
(Increase) decrease in:
Trade accounts receivable	(9,910,685)	1,643,939	(8,266,746)
Inventories (w/land)	(1,906,444)	0	(1,906,444)
Trade accounts payable	2,341,113	547,244	2,888,357
Other A&L, net (1)	1,098,797	(48,021)	1,050,776
Changes in operating assets and liabilities	(8,377,219)	2,143,162	(6,234,057)

Operating Cash Flow	(5,132,647)	2,240,247	(2,892,400)

Capex	(122,366)	118	(122,248)

Free Cash Flow	(5,255,013)	2,240,365	(3,014,648)

Net Financing Activities	5,247,710	(2,240,365)	3,007,345

Net increase (decrease) cash	(7,303)	(0)	(7,303)

Balance at beginning	3,992,653	-	3,992,653

Balance at end	3,985,350	(0)	3,985,350

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	29

Description of transition to IFRS

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, certain Mexican companies with securities listed on a Mexican securities exchange, including Homex, must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Homex will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011. Accordingly, as of January 1, 2011, the Company adopted IFRS 1, “First time Adoption of International Financial Reporting Standards.”  Consequently the Company will present 2012 and 2011 figures under IFRS in its 2012 Audited Financial Statements.

The Company's consolidated financial statements for the year ending December 31, 2012, will be the first annual consolidated financial statements prepared in accordance with IFRS.  The transition date for the Company is January 1, 2011.  In preparing these consolidated financial statements in accordance with IFRS 1, “First Time Adoption of IFRS,” the Company has taken into account the mandatory exemptions applicable to it, regarding retrospective application of the IFRS, which are as follows:

a.            The Company applied the mandatory exemption for accounting estimates, regarding the consistency of estimates prepared for the same period under MFRS.

b.            The Company believes that the hedge ratios determined in accordance with MFRS comply with IFRS requirements.

Furthermore, the Company will apply the optional first-time adoption exemption, as follows:

a.            The Company opted to retrospectively apply IFRS 3 (revised in 2008) to the business combinations carried out after the acquisition of the Loreto companies in 2010.

b.            The Company chose to measure at fair value the majority of its properties, plant and equipment as of the transition date, and to use this fair value as the deemed cost on that date.  This fair value was determined according to an appraisal by an independent expert.

c.            The Company opted to recognize all the actuarial gains and losses resulting from employee benefits unrecognized as of the date of transition, on the transition date, in accordance with MFRS.

d.            The Company chose to consider the cumulative translation differences from all foreign businesses as nonexistent as of the transition date, and thus adjusted to zero the amount of the cumulative translation differences under MFRS as of that date.

e.            The Company opted to recognize the investment at subsidiaries and associates, considering the book value at the transition date according to MFRS, as attributed cost, reflected on individual financial statements on the terms of IAS 27 Investment on Subsidiaries, Associates and Joint Ventures.

f.             The Company decided to recognize the impact of the change in accounting policy resulting from application of IAS 23 to the cost of loans relating to eligible assets whose capitalization start date was on or after the transition date.

An explanation of the primary effects of the adoption of IFRS on the Company's accounting policies is described below:

Recognition of inflation effects

Pursuant to IAS 29 “Financial Information in Hyperinflationary Economies,” the effects of inflation are recognized when accumulated inflation is more than 100% in the three preceding fiscal years.  Under MFRS guidelines, these effects were recognized when accrued inflation in the three previous fiscal years surpassed 26%.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	30

Cost of loans

Pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense.  Under MFRS, these foreign-exchange differences were capitalized in full, regardless of their nature.

Property, plant and equipment

According to IAS 16, “Property, Plant and Equipment,” when a significant component of an element of property and equipment has a substantially different useful life from the element as a whole, the Company must recognize that significant part as a separate asset, with a specific useful life and depreciation.  According to MFRS provisions, this was not required as of December 31, 2011.

Business combinations

According to IFRS 3, “Business Combinations,” when the price paid to acquire a business is less than the fair value of the net assets acquired, the difference must be recognized as income in the fiscal year results of operations.  Under MFRS provisions, this excess was deducted from the value of the acquired assets, up to the value of the consideration paid.

Employee benefits

According to IAS 19, “Employee Benefits,” labor obligations relating to legal severance pay to workers was entered only at the time the Company proves an existing commitment to end the relationship with the employee or a statement encouraging voluntary retirement, a situation that must be shown in a plan describing the characteristics of the conclusion of the labor relationship.  Under MFRS guidelines, this type of obligation was entered on the records regularly as it accrued.

IFRS does not require recognition of deferred employee profit-sharing. Under MFRS, the Company had been using the assets and liability method to recognize the deferred effects of employee profit-sharing.

Financial Instruments

According to IAS 39, “Recognition and Measurement of Financial Instruments,” credit risk must be taken into account in determining the reasonable value of financial instruments.  Credit risk is the risk that the counterparty may not comply with its contractual obligations.  Also according to this standard, the shortcut method may not be used to evaluate the effectiveness of interest rate swaps; and finally, the standard requires that the costs of a debt issue be deducted from the debt and amortized using the effective interest method. Under MFRS guidelines, it was not necessary to take into account credit risk in determining the reasonable value of financial instruments, the shortcut method could be used to evaluate the effectiveness of interest rate swaps, and debt issue costs were amortized on a straight-line basis over the life of the credit.

Financial Statement Presentation and Disclosure.

According to IAS 39, “Recognition and Measurement of Financial Instruments,” debt is presented after deduction of the initial costs within the statement of financial position.  Under MFRS, those costs were presented in the same statement, in the “other assets” line.

According to IAS 1, “Presentation of Financial Statements,” the Company must present a comprehensive income statement that includes, in addition to the statement of profit and loss, other movements in comprehensive earnings. Under MFRS, the Company presented the corresponding movement in comprehensive earnings within the statement of changes in equity.

According to IAS 1, “Presentation of Financial Statements” and IFRS 1 “First Time Adoption of International Financial Reporting Standards,” the Company must present within the statement of financial position the balances in its accounts at the beginning of the earliest year presented in a third column.  Under MFRS, the third column was not required as of December 31, 2011.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	31

Under IFRS, accrued employee profit-sharing is considered to be an operating expense and is presented under operating expenses on the comprehensive income statement.  Under MFRS, the Company presented that expense in the “other expenses (income)” line of the income statement.

Reconciliation between IFRS and MFRS: the following reconciliation quantifies the impact of the transition and the impact on equity as of the transition date on January 1, 2011, March 31, 2011, June 30, 2011 and December 31, 2011 balance sheets, as follows:

	As of January 1, 2011
	Transition effects note reference	Audited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,435,222	-	3,435,222
Trade accounts receivable, net		1,975,203	-	1,975,203
Inventories	(a,b)	27,713,357	(255,669)	27,457,688
Prepaid expenses and other current assets	(b)	748,158		748,158
Total current assets		33,871,940	(255,669)	33,616,271
Property and equipment, net	(a,c,d)	1,002,572	506,919	1,509,491
Goodwill	(a)	731,861		731,861
Other assets, net	(e)	255,843	(154,847)	100,996
Deferred income tax		779,268		779,268
Total assets		36,641,484	96,403	36,737,887

Liabilities and equity:
Notes payable to financial Institutions	(e)	1,898,117	(35,465)	1,862,652
Trade accounts payable		4,230,161	1,540	4,231,701
Advances from customers		624,644	-	624,644
Taxes payables		1,569,281	(1,540)	1,567,741
Total current liabilities		8,322,203	(35,465)	8,286,738
Long term notes payable to financial institutions	(e)	11,023,031	(128,402)	10,894,629
Financial derivative instruments	(f)	508,160	(15,796)	492,364
Labor obligations	(g)	90,478	(85,794)	4,684
Deferred income taxes	(i)	4,377,101	120,486	4,497,587
Total liabilities
Equity		24,320,973	(144,971)	24,176,002
Common Stock	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	8,657,851	809,359	9,467,210
Other stockholders' equity accounts	(f,i)	3,134,649	(465,418)	2,669,231
Equity		12,320,511	241,374	12,561,885
Total liabilities and equity		36,641,484	96,403	36,737,887

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	32

	As of March 31, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,351,706	-	3,351,706
Trade accounts receivable, net		1,814,285	-	1,814,285
Inventories	(a,b,h)	28,977,913	(367,266)	28,610,647
Prepaid expenses and other current assets	(b)	1,203,578	209,160	1,412,738
Total current assets		35,347,482	(158,106)	35,189,376
Property and equipment, net	(a,c,d)	934,632	520,281	1,454,913
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	291,767	(147,725)	144,042
Total Assets		37,305,742	132,933	37,438,675

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,423,882	(35,668)	2,388,214
Trade accounts payable		4,269,074		4,269,074
Advances from customers		830,762	-	830,762
Taxes payables		1,433,002		1,433,002
Total current liabilities		8,956,720	(35,668)	8,921,052
Long term notes payable to financial institutions	(e)	10,680,143	(123,563)	10,556,580
Financial derivative instruments	(f)	485,255	(14,105)	471,150
Labor obligations	(g)	95,577	(93,600)	1,977
Deferred income taxes	(i)	4,407,447	166,930	4,574,377
Total liabilities		24,625,142	(100,006)	24,525,136
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	8,906,395	755,547	9,661,942
Other stockholders' equity accounts	(f,i)	3,246,194	(420,041)	2,826,153
Equity		12,680,600	232,939	12,913,539
Total liabilities and equity		37,305,742	132,933	37,438,675

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	33

	As of June 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,800,414	-	3,800,414
Trade accounts receivable, net		1,879,004	-	1,879,004
Inventories	(a,b,h)	29,422,573	(291,502)	29,131,071
Prepaid expenses and other current assets	(b)	1,292,157	155,602	1,447,759
Total current assets		36,394,148	(135,900)	36,258,248
Property and equipment, net	(a,c,d)	889,581	532,653	1,422,234
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	258,365	(176,529)	81,836
Total assets		38,273,955	138,707	38,412,662

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,563,381	(52,377)	2,511,004
Trade accounts payable		4,480,407		4,480,407
Advances from customers		995,772	-	995,772
Taxes payables		1,859,681		1,859,681
Total current liabilities		9,899,241	(52,377)	9,846,864
Long term notes payable to financial institutions	(e)	10,573,883	(134,389)	10,439,494
Financial derivative instruments	(f)	590,881	(14,105)	576,776
Labor obligations	(g)	104,010	(101,377)	2,633
Deferred income taxes	(i)	3,987,573	180,060	4,167,633
Total liabilities		25,155,588	(122,188)	25,033,400
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	9,388,311	783,503	10,171,814
Other stockholders' equity accounts	(f,i)	3,202,045	(420,041)	2,782,004
Total Equity		13,118,367	260,895	13,379,262
Total liabilities and equity		38,273,955	138,707	38,412,662

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	34

	As of September 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,314,837	-	3,314,837
Trade accounts receivable, net		1,926,530	-	1,926,530
Inventories	(a,b,h)	31,208,074	(681,213)	30,526,861
Prepaid expenses and other current assets	(b)	1,190,271	69,958	1,260,229
Total current assets		37,639,712	(611,255)	37,028,457
Property and equipment, net	(a,c,d)	859,495	583,992	1,443,487
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	359,984	(167,488)	192,496
Total assets		39,591,052	(276,268)	39,314,784

Liabilities and equity:
Notes payable to financial Institutions	(e)	3,339,227	(60,883)	3,278,344
Trade accounts payable		4,670,394		4,670,394
Advances from customers		862,273	-	862,273
Taxes payables		1,758,493		1,758,493
Total current liabilities		10,630,387	(60,883)	10,569,504
Long term notes payable to financial institutions	(e)	10,998,282	(128,909)	10,869,373
Labor obligations	(g)	116,074	(109,213)	6,861
Deferred income taxes	(i)	4,205,121	28,090	4,233,211
Total liabilities		25,949,864	(270,915)	25,678,949
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	9,833,363	562,632	10,395,995
Other stockholders' equity accounts	(f,i)	3,279,814	(465,418)	2,814,396
Total Equity		13,641,188	(5,353)	13,635,835
Total liabilities and equity		39,591,052	(276,268)	39,314,784

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	35

	As of December 31, 2011
	Transition effects note reference	Audited number with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Assets
Cash and cash equivalents		3,992,653	-	3,992,653
Trade accounts receivable from related parties		174,073	-	174,073
Trade accounts receivable, net	(a,h)	1,993,023	-	1,993,023
Inventories and Land held for future developments		31,271,914	(686,188)	30,585,726
Prepaid expenses and other current assets		1,000,347	-	1,000,347
Total current assets	(a,c,d)	38,432,010	(686,188)	37,745,822
Property and equipment, net	(a)	786,137	588,991	1,375,128
Goodwill	(e)	731,861		731,861
Other assets, net		554,822	(210,843)	343,979
Deferred income taxes		867,471	-	867,471
Total assets		41,372,301	(308,040)	41,064,261

Liabilities and equity:
Notes payable to financial Institutions	(e)	3,851,294	(53,237)	3,798,057
Trade accounts payable		4,247,702	67,420	4,315,122
Advances from customers		669,851	-	669,851
Taxes payables		2,815,254	(67,420)	2,747,834
Total current liabilities		11,584,101	(53,237)	11,530,864
Long term notes payable to financial institutions	(e)	11,512,842	(123,293)	11,389,549
Financial derivative instruments	(f)	12,226	(4,768)	7,458
Labor obligations	(g)	74,115	(69,440)	4,675
Deferred income taxes	(i)	4,501,539	(43,960)	4,457,579
Total Liabilities		27,684,823	(294,698)	27,390,125
Equity	(a)	528,011	(102,567)	425,444
Retained Earnings	(a,c,d,f,g,i)	9,962,265	574,952	10,537,217
Other stockholders' equity accounts	(f,i)	3,197,202	(485,727)	2,711,475
Total Equity		13,687,478	(13,342)	13,674,136
Total liabilities and equity		41,372,301	(308,040)	41,064,261

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	36

Transition effects for net income for the three months ended March 31, 2011, June 30, 2011 and the year ended December 31, 2011 are presented as follows:

	March 31, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		4,098,427		4.098,427
Cost of sales	(a,d,g,h)	2,928,651	9,854	2,938,505
Gross profit		1,169,776	(9,854)	1,159,922
Operating expenses	(a,c,d,g)	615,161	(8,644)	606,517
Income from operations		554,615	(1,210)	553,405
Other income (expenses), net		(8,626)		(8,626)
CFC, net	(f,h)	(111,311)	118,824	7,513
Income before income tax		434,678	117,614	552,292
Income tax	(i)	169,525	45,870	215,395
Consolidated net income		265,153	71,744	336,897
Result from foreign exchange currency conversion		5,810	-	5,810
Changes in Derivatives Financial Valuation		282,736	-	282,736
Consolidated Net income		553,699	71,744	625,443

	June 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		9,588,035		9,588,035
Cost of sales	(a,d,g,h)	6,720,844	12,893	6,733,737
Gross profit		2,867,191	(12,893)	2,854,298
Operating expenses	(a,c,d,g)	1,381,671	(14,013)	1,367,658
Income from operations		1,485,520	1,120	1,486,640
Other income (expenses), net		15,242	(6,252)	8,990
CFC, net	(f,h)	329,881	(163,832)	166,049
Income before income tax		1,170,881	158,700	1,329,581
Income tax	(i)	427,020	59,000	486,020
Consolidated net income		743,861	99,700	843,561
Result from foreign exchange currency conversion		(6,744)	-	(6,744)
Changes in Derivatives Financial Valuation		57,951	-	57,951
Consolidated Net income		795,068	99,700	894,768

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	37

	From April 1 to June 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		5,489,608		5,489,608
Cost of sales	(a,d,g,h)	3,792,193	3,039	3,795,232
Gross profit		1,697,415	(3,039)	1,694,376
Operating expenses	(a,c,d,g)	766,510	(5,368)	761,142
Income from operations		930,905	2,329	933,234
Other income (expenses), net		23,868	(6,252)	17,616
CFC, net	(f,h)	218,570	(45,008)	173,562
Income before income tax		736,203	41,086	777,289
Income tax	(i)	257,495	13,130	270,625
Consolidated net income		478,708	27,956	506,664
Result from foreign exchange currency conversion		(12,554)	-	(12,554)
Changes in Derivatives Financial Valuation		(224,785)	-	(224,785)
Consolidated Net income		241,369	27,956	269,325

	September 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		15,287,133		15,287,133
Cost of sales	(a,d,g,h)	11,029,294	(230,849)	10,798,445
Gross profit		4,257,839	230,849	4,488,688
Operating expenses	(a,c,d,g)	2,075,183	(20,361)	2,054,822
Income from operations		2,182,656	251,211	2,433,867
Other income (expenses), net		28,028	25,314	53,342
CFC, net	(f,h)	336,781	536,043	872,824
Income before income tax		1,873,903	(259,518)	1,614,385
Income tax	(i)	683,412	(92,970)	590,442
Consolidated net income		1,190,491	(166,548)	1,023,943
Result from foreign exchange currency conversion		19,433	-	19,433
Changes in Derivatives Financial Valuation		114,394	-	114,394
Consolidated Net income		1,324,318	(166,548)	1,157,770

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	38

	From July 1 to September 30, 2011
	Transition effects note reference	Unaudited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		5,699,098		5,699,098
Cost of sales	(a,d,g,h)	4,308,450	(243,743)	4,064,707
Gross profit		1,390,648	243,743	1,634,391
Operating expenses	(a,c,d,g)	693,512	(6,349)	687,163
Income from operations		697,136	250,091	947,227
Other income (expenses), net		12,786	31,566	44,352
CFC, net	(f,h)	6,900	699,875	706,775
Income before income tax		703,022	(418,218)	284,804
Income tax	(i)	256,392	(151,970)	104,422
Consolidated net income		446,630	(266,248)	180,382
Result from foreign exchange currency conversion		26,177	-	26,177
Changes in Derivatives Financial Valuation		56,443	-	56,443
Consolidated Net income		529,250	(266,248)	263,002

	December 31, 2011
	Transition effects note reference	Audited numbers with previous MFRS	Adjustments and reclassification from adoption	Unaudited numbers with IFRS
Revenues		21,853,279		21,853,279
Cost of sales	(a,d,g,h)	16,165,752	(350,842)	15,814,910
Gross profit		5,687,527	350,842	6,038,369
Operating expenses	(a,c,d,g)	2,767,974	6,955	2,774,929
Income from operations		2,919,553	343,887	3,263,440
Other income (expenses), net	(d)	(344,867)	11,168	(333,699)
CFC, net	(f,h)	394,804	(740,537)	1,135,341
Income before income tax		2,179,882	(385,482)	1,794,400
Income tax	(i)	865,940	151,075	714,865
Consolidated net income		1,313,942	(234,407)	1,079,535
Result from foreign exchange currency conversion		(2,284)	(7,086)	(9,370)
Changes in Derivatives Financial Valuation	(f,i)	58,950	(13,225)	45,725
		1,370,608	(254,718)	1,115,890

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	39

	From October 1 to December 31, 2011
	Transition effects note reference	Audited numbers with previous MFRS	Adjustments and reclassifications from adoption	Unaudited numbers with IFRS
Revenues		6,566,146		6,566,146
Cost of sales	(a,d,g,h)	5,136,458	(119,993)	5,016,465
Gross profit		1,429,688	119,993	1,549,681
Operating expenses	(a,c,d,g)	692,791	27,316	720,107
Income from operations		736,897	92,677	829,574
Other income (expenses), net	(d)	(372,895)	(14,146)	(387,041)
CFC, net	(f,h)	58,023	204,494	262,517
Income before income tax		305,979	(125,963)	180,016
Income tax	(i)	182,528	(58,105)	124,423
Consolidated net income		123,451	(67,858)	55,593
Result from foreign exchange currency conversion		(21,717)		(21,717)
Changes in Derivatives Financial Valuation	(f,i)	(55,444)	(20,308)	(75,752)
		46,290	(88,166)	(41,876)

Notes to the reconciliation of Shareholders Equity and integral result:

a)      Elimination of accumulated inflation effects.

b)      Reclassification of advances to suppliers.

c)      Recognition of the fair value of property and equipment acquired through business combination.

d)      Recognition of the fair value of certain items of property and equipment in accordance to appraisal measurement.

e)      Reclassification of debt issuance costs from other assets to current debt.

f)       Adjustment to fair value of derivative financial instruments.

g)      Elimination of the severance payments provision in the labor obligations accrual.

h)      Elimination of financial costs not capitalized in accordance to IFRS.

i)       Deferred income taxes effects from IFRS adjustments described from bullets a) to h).

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	40

DESARROLLADORA HOMEX, S.A.B de C.V.

fourth quarter 2012 RESULTS

CONFERENCE CALL NOTICE

DATE:                   Wednesday, February 27, 2013

TIME:                   9:00 AM Central Time (Mexico City)

                             10:00 AM Eastern Time (New York)

HOSTS:                Gerardo de Nicolás, Chief Executive Officer

Carlos Moctezuma, Vice President of Finance and Planning and Chief Financial Officer

Vania Fueyo, Investor Relations Officer

DIAL-IN:               International: 706-643-5124

                             U.S.: 866- 887-3678

                             Passcode: 93193158

                                    Please call 10 minutes prior to start time and request the Homex call

REPLAY:              404-537-3406 international number or 855-859-2056 U.S. number, available one hour after the call ends, the pass code to access the replay of the call is 93193158.  Or via webcast at http://www.homex.com.mx/ri/index.htm

A copy of the earnings release will be e-mailed to you after market close on February 26, 2013.  It will also be available on the Company IR website at http://www.homex.com.mx/ri/index.htm

Please contact Ms. Vania Fueyo at (011-52-667) 758 5838 or via email at investor.relations@homex.com.mx with any questions.

FOURTH QUARTER AND FULL YEAR 2012 RESULTS	41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 27 , 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer